UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF NOVEMBER 2009

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Other Events

On November 9, 2009, Xinyuan Real Estate Co., Ltd. issued a press release announcing its third quarter 2009 financial results. The press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Page
Signature	4
Exhibit Index

EX-99.1 Press Release regarding Third Quarter 2009 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: November 9, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release regarding Third Quarter 2009 Financial Results

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES THIRD QUARTER 2009

FINANCIAL RESULTS

BEIJING, China, November 9, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Highlights for the Third Quarter 2009

•	Total revenues were US$128.2 million, compared to US$91.8 million in the second quarter of 2009 and US$83.0 million for the same period of 2008.

•	Contract sales totaled US$159.0 million in the third quarter of 2009 versus US$100.5 million in the second quarter of 2009 and $69.7 million for the third quarter of 2008.

•	Total gross floor area (“GFA”) sales were 184,500 square meters, compared to 128,500 square meters in the second quarter of 2009 and 93,900 square meters for the same period of 2008.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue declined to 7.0% compared to 8.1% in the second quarter of 2009 and 16.3% for the third quarter of 2008.

•	Net income was US$15.4 million, compared to net income of US$3.9 million in the second quarter of 2009 and US$7.9 million for the same period of 2008.

•

Diluted net income per share attributable to ordinary shareholders was US$0.10, equivalent to US$0.20 per American Depositary Share (“ADS”) compared to diluted net income per share of US$0.02, equivalent to US$0.04 per ADS in the second quarter of 2009, and diluted net income per share of US$0.05, equivalent to US$0.10 per ADS in the third quarter of 2008.

•	Cash and cash equivalents, including restricted cash, increased by US$67.6 million to US$304.5 million as of September 30, 2009 from US$236.9 million as of June 30, 2009.

•	Debt decreased by US$28.8 million to US$333.0 million compared to US$361.8 million as of June 30, 2009.

•	One new land parcel was acquired in September and three land parcels were acquired in October.

•	The Company updates 2009 full year financial guidance

“Our third quarter revenue accelerated significantly on both a sequential and year-over-year basis as all of our active projects realized growth in average selling prices (“ASPs”) and GFA sales during the quarter. Combined with the cost reduction actions we have taken over the past several quarters, we were able to report a significant improvement in our overall profitability. Our balance sheet also continued to strengthen as we generated more than US$67 million of cash during the quarter, while reducing our outstanding borrowings,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “The growth in the Chinese economy is driving urbanization, real estate demand and further development, and we expect these positive conditions to continue. Xinyuan is well-positioned against this favorable backdrop as our strategy continues to focus on high-quality developments in attractive, high-growth markets.”

Financial Results for the Third Quarter

For the quarter ended September 30, 2009, the Company’s total revenue using the percentage of completion method was US US$128.2 million compared to US$91.8 million in the second quarter ended June 30, 2009 and US$83.0 million in the third quarter of 2008.

The Company GFA sales were 184,500 square meters in the third quarter of 2009, versus 128,500 square meters in the third quarter of 2009, and 93,900 square meters in the third quarter of 2008. Contract sales totaled US$159.0 million in the third quarter compared to US$100.5 million in the second quarter and the average selling price per square meter sold (ASP) increased by 10.2% reaching RMB5,886 (US$862) for the third quarter of 2009 compared to RMB5,343 (US$782) for the second quarter of 2009.

Breakdown of GFA Sales and ASP’s by Project

	Q1 2009		Q2 2009		Q3 2009		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid	6.8	4,100	24.3	4,296	34.9	4,723	151.1
Henan Colorful Garden	14.9	5,452	32.5	5,674	33.4	6,411	64.0
Kunshan Intl City Garden	8.9	4,749	36.0	4,864	59.1	5,758	381.8
Shandong Intl City Garden	10.8	5,402	19.5	5,152	33.6	5,248	25.5
Suzhou Colorful Garden	1.3	7,344	6.7	7,641	11.7	8,384	11.6
Suzhou Intl City Garden	3.1	6,863	8.3	7,515	8.8	8,071	158.8
Others	1.4	10,558	1.1	7,210	3.1	7,002	2.6

Total	47.1	5,405	128.5	5,343	184.5	5,886	795.4

Gross Profit

Gross profit for the third quarter of 2009 was US$26.1 million, or 20.4% of revenue, compared to gross profit of US$15.5 million, or 16.8% of revenue, in the second quarter of 2009 and US$18.4 million, or 22.2% of revenue, in the third quarter of 2008.

The Company revised total project cost and sales cost estimates for certain projects such that US$6.6 million of cumulative gross profit was recognized in the third quarter under the percentage of completion method due to a change in estimates. This was primarily driven by a US$12.3 million increase in estimated sales of the Henan Colorful Garden project as it became clear based on sales activity in the third quarter that this mature project would exceed earlier ASP projections. The increase in the sales estimate for this project resulted in higher gross profit of US$6.4 million.

Selling, General, and Administrative Expenses

SG&A expenses were US$9.0 million for the third quarter of 2009 compared to US$7.5 million for the second quarter of 2009 and US$13.5 million for the third quarter of 2008. As a percentage of total revenue, SG&A expenses declined to 7.0% compared to 8.1% in the second quarter of 2009 and 16.3% in the third quarter of 2008.

Advertising and promotion expenses increased by US$0.8 million, from US$1.8 million in the second quarter 2009 to US$2.6 million in the third quarter 2009 as the Company continued to increase traffic and take advantage of an improved selling environment. Compensation costs increased by US$0.6 million compared to the second quarter of 2009 due to higher variable compensation as we accrued pro rata for full annual bonuses as it became evident that the Company would exceed its 2009 sales targets. Stock-based compensation totaled US$0.8 million in the third quarter of 2009 versus US$0.9 million in the second quarter of 2009 and US$1.5 million in the third quarter of 2008. Total company headcount was 384 employees as of September 30, 2009, down from 397 as of June 30, 2009 and 645 as of December 31, 2008.

Share of Income of Equity Investee

In the third quarter of 2009, the Company recognized book income of US$2.3 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou Xinyuan”) compared to book income of US$2.5 million in the second quarter of 2009 and book income of US$3.2 million in the third quarter of 2008.

Change in Fair Value of Warrant Liabilities

A decrease in the Company’s ADS price from US$6.48 at June 30, 2009 to US$4.64 at September 30, 2009 led to a decrease in the fair value of outstanding warrants resulting in a non-cash credit to income of US$1.6 million for the third quarter of 2009.

Net Income

Net income for the third quarter 2009 was US$15.4 million compared to US$3.9 million in the second quarter of 2009 and US$7.9 million for the same period in 2008. Diluted earnings per share for the third quarter of 2009 was US$0.10, compared to US$0.02 in the second quarter of 2009 and US$0.05 for the same period in 2008.

Balance Sheet

As of September 30, 2009, the Company reported US$304.5 million in cash and cash equivalents (including restricted cash) compared to US$236.9 million as of June 30, 2009. Total debt outstanding was US$333.0 million, a decrease of US$28.8 million compared to US$361.8 million at the end of the second quarter of 2009. Real estate property under development was US$495.8 million as of September 30, 2009 compared to US$584.4 million as of June 30, 2009 and US$725.5 million as of September 30, 2008.

Update on Share Transfer of Jiantou Xinyuan Joint Venture

On September 30, the Company announced its wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not already own. Following the completion of the transaction, Jiantou Xinyuan (“JianXin”) will become an indirect, wholly-owned subsidiary of the Company. Since the other two parties of the joint venture are state-owned enterprises, the transaction is subject to the governmental approval process for state-owned assets. Xinyuan China has submitted the required documents to the local State-owned Assets Supervision and Administration Commission (SASAC) for approval. The Company expects to receive SASAC approval by the end of the 2009, allowing completion of the transaction. As of September 30, 2009 JianXin had three active projects with approximately 78,000 square meters unsold GFA and one project under planning with a GFA of approximately 198,000 square meters.

Land Acquisition and Land Bank Reserve

The Company contracted to acquire one land parcel during the third quarter and an additional three land parcels in October 2009. The total site area of the new land acquisitions is approximately 325,000 square meters and total expected buildable GFA is approximately 888,000 square meters. As of November 9, 2009, the Company’s total land bank is approximately 1,379,000 square meters of buildable GFA, including new acquisitions and projects under planning in Chengdu (219,000 m2) and Zhengzhou (265,000 m2) but excluding active projects and Jiantou Xinyuan’s land bank.

	Acquisition Date	Site Area (m2 )	Total GFA (m2 )	Land Price
Location				Rmb M	US$ M	Rmb per GFA m2
Zhengzhou	2009-9-23	22,417	77,825	138.1	20.2	1,775
Zhengzhou	2009-10-23	56,100	190,152	395.0	57.9	2,077
Xuzhou	2009-10-27	46,777	93,100	212.5	31.1	2,282
Jinan	2009-10-29	200,180	526,990	1,136.0	166.4	2,156

Total		325,474	888,067	1,881.6	275.7

The table below sets out similar information about JianXin’s projects under planning, assuming Xinyuan China completes the acquisition of JianXin by the end of 2009.

	Acquisition Date	Site Area (m2 )	Total GFA (m2 )	Land Price
Location				Rmb M	US$ M	Rmb per GFA m2
Zhengzhou	Est 12/31/09	81,415	198,400	253.9	37.2	1,280

2009 Outlook

Fourth quarter 2009 GFA sales are expected to range from 150,000 to 160,000 square meters, down slightly from the third quarter 2009 due to an expected seasonal softening in December. Fourth quarter contract sales are expected to reach US$135 million to US$145 million. Fourth quarter revenue using the percentage of completion method is expected to total US$120 million to US$130 million and net income is expected to be in the range of US$9 million to US$11 million.

Full year 2009 GFA sales are expected to range from 510,000 to 520,000 square meters. Fiscal 2009 contract sales are expected to total approximately US$430 million to US$440 million. Fiscal 2009 revenue using the percentage of completion method is expected to range from US$380 million to US$390 million. Fiscal 2009 net income is expected to be in the range of US$29 million to US$31 million.

Mr. Zhang commented, “We have made considerable progress over the past two months in building our growth pipeline for 2010 and beyond. We acquired two parcels of land in Zhengzhou, bolstering our presence in this high-growth market where we have realized solid returns. Combined with our recent acquisition of two parcels of land in Xuzhou and Jinan, the four new parcels we have acquired since September will increase our future land bank by approximately 325,000 square meters and are expected to generate GFA sales of approximately 880,000 square meters. We also entered into an agreement to acquire the remaining interest in our Jiantou Xinyuan, which would increase the size of our buildable GFA by an additional 198,000 square meters. We are encouraged by the prospects for all of these projects as we continue to expand our presence in Tier II markets and position our Company for sustainable, long-term growth.”

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. Except as discussed above with respect to the Zhengzhou Colorful Garden project, there were no significant changes in estimates in the third quarter of 2009.

Conference Call Information

Xinyuan’s management will host an earnings conference call on November 9, 2009 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-457-2643. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-719-457-0820, access code: 4240623.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising of Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Chengdu and Xuzhou. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; our results of operations may fluctuate from period to period; the market price of our ADSs may be volatile; we may not be able to successfully acquire the remaining 55% equity interest in Jiantou Xinyuan, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of November 9, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008

Revenue	128,180	91,767	82,951

Cost of revenue	(102,095)	(76,316)	(64,569)

Gross profit	26,085	15,451	18,382

Selling and distribution expenses	(3,044)	(2,377)	(5,251)
General and administrative expenses	(5,923)	(5,079)	(8,249)

Operating income	17,118	7,995	4,882

Interest income	623	499	559
Share of income in an equity investee	2,298	2,491	3,186
Exchange gains/ (losses)	30	42	668
Other expenses	(383)	—	—
Change in fair value of warrant liabilities	1,585	(1,613)	2,026

Income from operations before income taxes	21,271	9,414	11,321

Income taxes	(5,862)	(5,538)	(3,536)

Net income	15,409	3,876	7,785

Earnings per share:
Basic	0.10	0.03	0.05
Diluted	0.10	0.02	0.05
Shares used in computation:
Basic	151,363	151,146	149,007
Diluted	160,982	160,754	160,200

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30, 2009	September 30, 2008

Revenue	259,886	295,811

Cost of revenue	(211,873)	(220,148)

Gross profit	48,013	75,663

Selling and distribution expenses	(6,152)	(11,257)
General and administrative expenses	(14,928)	(25,551)

Operating income	26,933	38,855

Interest income	1,421	2,806
Share of income in an equity investee	5,820	10,487
Exchange gains	58	4,422
Other expense	(383)	—
Change in fair value of warrant liabilities	(273)	16,098

Income from operations before income taxes	33,576	72,668

Income taxes	(13,165)	(18,759)

Net income	20,411	53,909

Earnings per share:
Basic	0.14	0.36
Diluted	0.13	0.34
Shares used in computation:
Basic	151,188	148,601
Diluted	160,801	160,680

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	218,008	135,659

Restricted cash	86,481	57,951

Accounts receivable	4,121	5,320
Other receivables	6,749	20,229
Other deposits and prepayments	38,077	28,989
Advances to suppliers	2,827	733
Real estate property development completed	326	328
Real estate property under development	390,199	520,496
Other current assets	2,573	8,308

Total current assets	749,361	778,013

Real estate property under development	105,601	102,707
Real estate properties held for lease, net	14,564	14,851
Property and equipment, net	4,892	5,255
Other long-term investment	242	242
Interests in an equity investee	25,967	20,157
Defered tax asset	3,450	6,829
Other assets	5,548	8,112

TOTAL ASSETS	909,625	936,166

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30, 2009	December 31, 2008
	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	82,339	89,032
Short-term bank loans	165,231	168,967
Customer deposits	8,011	14,252
Income tax payable	6,856	6,263
Deferred tax liabilities	16,833	21,513
Other payables and accrued liabilities	23,217	20,114
Payroll and welfare payable	1,985	2,210
Warrant liabilities	443	—
Current portion of long-term debt	76,129	95,638

Total current liabilities	381,044	417,989

Non-Current Liabilities
Long-term bank loans	67,653	105,007
Warrant liabilities	—	170
Unrecognized tax benefits	12,979	12,745
Other long-term debt	23,953	—
TOTAL LIABILITIES	485,629	535,911

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	502,170	499,155
Retained earnings (accumulated deficit)	(91,356)	(112,082)
Statutory reserves	13,167	13,167
TOTAL SHAREHOLDERS’ EQUITY	423,996	400,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	909,625	936,166